NO ACT







UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-4561

DIVISION OF
CORPORATION FINANCE

March 16, 2012

Act: 1934
Section:
Rule: 14a-8
Public
Availability: 3-16-12

Mark A. Weiss
Staples, Inc.
mark.weiss@staples.com

Re: Staples, Inc.
Incoming letter dated February 1, 2012

Dear Mr. Weiss:

This is in response to your letters dated February 1, 2012 and March 7, 2012 concerning the shareholder proposal submitted to Staples by John Chevedden. We also have received a letter from the proponent dated February 8, 2012. Copies of all of the correspondence on which this response is based will be made available on our website at http://www.sec.gov/divisions/corpfin/cf-noaction/14a-8.shtml. For your reference, a brief discussion of the Division's informal procedures regarding shareholder proposals is also available at the same website address.

Sincerely,

Ted Yu
Senior Special Counsel

Enclosure

cc: John Chevedden
FISMA & OMB Memorandum M-07-16

March 16, 2012

Response of the Office of Chief Counsel
Division of Corporation Finance

Re: Staples, Inc.
Incoming letter dated February 1, 2012

The proposal requests that the board undertake such steps as may be necessary to permit written consent by shareholders entitled to cast the minimum number of votes that would be necessary to authorize the action at a meeting at which all shareholders entitled to vote thereon were present and voting (to the fullest extent permitted by law).

There appears to be some basis for your view that Staples may exclude the proposal under rule 14a-8(i)(9). You represent that matters to be voted on at the upcoming shareholders' meeting include a proposal sponsored by Staples seeking approval of an amendment to Staples' Restated Certificate of Incorporation. You also represent that the proposal conflicts with Staples' proposal. You indicate that inclusion of both proposals would present alternative and conflicting decisions for shareholders. Accordingly, we will not recommend enforcement action to the Commission if Staples omits the proposal from its proxy materials in reliance on rule 14a-8(i)(9). In reaching this position we have not found it necessary to address the alternative basis for omission upon which Staples relies.

Sincerely,

Brandon Hill
Attorney-Adviser

DIVISION OF CORPORATION FINANCE
INFORMAL PROCEDURES REGARDING SHAREHOLDER PROPOSALS

The Division of Corporation Finance believes that its responsibility with respect to matters arising under Rule 14a-8 [17 CFR 240.14a-8], as with other matters under the proxy rules, is to aid those who must comply with the rule by offering informal advice and suggestions and to determine, initially, whether or not it may be appropriate in a particular matter to recommend enforcement action to the Commission. In connection with a shareholder proposal under Rule 14a-8, the Division's staff considers the information furnished to it by the Company in support of its intention to exclude the proposals from the Company's proxy materials, as well as any information furnished by the proponent or the proponent's representative.

Although Rule 14a-8(k) does not require any communications from shareholders to the Commission's staff, the staff will always consider information concerning alleged violations of the statutes administered by the Commission, including argument as to whether or not activities proposed to be taken would be violative of the statute or rule involved. The receipt by the staff of such information, however, should not be construed as changing the staff's informal procedures and proxy review into a formal or adversary procedure.

It is important to note that the staff's and Commission's no-action responses to Rule 14a-8(j) submissions reflect only informal views. The determinations reached in these no-action letters do not and cannot adjudicate the merits of a company's position with respect to the proposal. Only a court such as a U.S. District Court can decide whether a company is obligated to include shareholder proposals in its proxy materials. Accordingly a discretionary determination not to recommend or take Commission enforcement action, does not preclude a proponent, or any shareholder of a company, from pursuing any rights he or she may have against the company in court, should the management omit the proposal from the company's proxy material.


STAPLES
that was easy

March 7, 2012

Via E-mail to shareholderproposals@sec.gov

U.S. Securities and Exchange Commission
Division of Corporation Finance
Office of Chief Counsel
100 F Street, N.E.
Washington, D.C. 20549

Re: Staples, Inc. Omission of Stockholder Proposal Submitted by John Chevedden Under SEC Rule 14a-8

Ladies and Gentlemen:

This letter is submitted in connection with the letter previously submitted on February 1, 2012 by Staples, Inc., a Delaware Corporation (the "Company"), regarding the Company's intention to omit a stockholder proposal relating to action of stockholders by written consent that was submitted by John Chevedden (the "Stockholder Proposal").

As the Company indicated in its prior submission, the Company plans to present a management proposal at its 2012 annual meeting to allow stockholders to take action by written consent of the holders of outstanding common stock having not less than the minimum number of votes that would be necessary to authorize or take such action at a meeting at which all shares entitled to vote thereon were present and voted (the "Company Proposal"). At a meeting held on March 6, 2012, the Company's board of directors approved the Company Proposal for inclusion in the Company's 2012 proxy materials. A copy of the revisions to the Company's Restated Certificate of Incorporation that will be presented to a vote of the stockholders at the 2012 annual meeting are attached herewith.

For the reasons set forth in our February 1, 2012 letter (namely, that the Stockholder Proposal conflicts with the Company Proposal and that the Company has substantially implemented the Stockholder Proposal), the Company respectfully requests that the Staff confirm that it will not recommend enforcement action to the Commission if the Stockholder Proposal is omitted. Please do not hesitate to contact me at (508) 253-4013 or by email at mark.weiss@staples.com if you require additional information or wish to discuss this submission further.

Thank you for your attention to this matter.

Sincerely,

Mark A. Weiss
Vice President, Assistant General Counsel

Attachments

Exhibit A: Revisions to Restated Certificate of Incorporation

cc: John Chevedden (via email)

ARTICLE XI

ACTION BY WRITTEN CONSENT

Any action required to be taken at any annual or special meeting of stockholders of the Corporation, or any action which may be taken at any annual or special meeting of such stockholders, may be taken without a meeting and without a vote if a consent or consents in writing, solicited, executed and delivered in accordance with this Article XI, the By-Laws of the Corporation and applicable law, setting forth the action so taken, shall be signed and delivered to the Corporation and not revoked by the holders of outstanding stock having not less than the minimum number of votes that would be necessary to authorize or take such action at a meeting at which all shares entitled to vote thereon were present and voted.

Stockholder action by written consent may only be taken (1) if sought by a stockholder of record who has complied with the procedures described below, as determined by the Board of Directors, or (2) if solicited by the Board of Directors (in which case the Corporation shall solicit consents from all holders of outstanding voting stock). The right of stockholders to otherwise act by written consent is expressly prohibited. If the Board of Directors determines that a stockholder did not properly comply with the applicable procedures, then the Board of Directors shall not be required to fix a record date and any purported action by written consent shall be null and void to the fullest extent permitted by applicable law.

In the case of a stockholder of record seeking to have the stockholders take corporate action by written consent, such action may only be taken if:

(1) such stockholder has, by written notice to the secretary in accordance with the By-Laws of the Corporation, requested that the board of directors fix a record date, including in such written notice (A) a description of the action that such stockholder proposes to take by written consent, including the text of any proposal to be submitted to stockholders and the identity of any person proposed to be elected as a director, (B) the information required by the By-Laws of the Corporation to be contained in a stockholder's notice of business or a nomination to be brought before a meeting of stockholders and (C) any other information relating to the stockholder, the beneficial owner, if any, on whose behalf the proposal is made, or the proposal that would be required to be disclosed in a proxy statement or other filings in connection with the solicitation of proxies or consents relating to the proposed action pursuant to Section 14 of the Securities Exchange Act of 1934 and the rules and regulations thereunder (as such may be amended from time to time);

(2) the Board of Director fixes such a record date or has failed to do so within thirty (30) days after the date on which such request was received by the secretary; and

(3) such stockholder uses reasonable efforts to solicit consents to take such action from all holders of outstanding voting stock as of the record date.

The Corporation shall, in accordance with Rule 14a-7 under the Securities Exchange Act of 1934 (or any amended or successor provision), reasonably cooperate with such stockholder in fulfilling the Corporation's obligations under such rule to provide a list of, or mail soliciting materials to, stockholders.

Any action by written consent initiated by a stockholder of record will take effect as of the date and time that the written consents are certified in accordance with the By-Laws of the Corporation and will not relate back to the date the written consents were delivered to the Corporation.

Any stockholder of record seeking to take action by written consent shall comply with all requirements of applicable law, including all requirements of the Securities Exchange Act of 1934 and the rules and regulations thereunder (as such may be amended from time to time), with respect to such action.

JOHN CHEVEDDEN

FISMA & OMB Memorandum M-07-16 ***FISMA & OMB Memorandum M-07-16***

February 8, 2011

Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

 # 1 Rule 14a-8 Proposal
Staples Inc. (SPLS)
Written Consent
v. Blank-Check Written Consent
John Chevedden

Ladies and Gentlemen:

This responds to the February 1, 2011 company request to avoid this established rule 14a-8 proposal.

The company no action request said that it would not have any details of the action it is purporting to take until after a March 6, 2012 meeting.

This is to request that the company be required to provide the text of the company's purported Certificate amendments before the Staff Reply Letter is issued. And also any related bylaw or policy changes.

Without such documentation it would be impossible to determine whether the company will seemingly give shareholders a right to written consent and then immediately yank away this right by making the corresponding procedures so impractical that it would be difficult to contemplate that any investor would ever be able to make use of them. Or that only a super-sized Carl Ichan could use them.

If the company makes written consent essentially impractical, it runs the risk of misleading shareholders. And the company could in effect be rewarded for misleading shareholders by obtaining no action relief at the same time.

This is to request that the Office of Chief Counsel allow this resolution to stand and be voted upon in the 2012 proxy.

Sincerely,

John Chevedden

cc: Mark Weiss <Mark.Weiss@Staples.com>

[SPLS: Rule 14a-8 Proposal, December 18, 2011]
3* – Shareholder Action by Written Consent

RESOLVED, Shareholders request that our board of directors undertake such steps as may be necessary to permit written consent by shareholders entitled to cast the minimum number of votes that would be necessary to authorize the action at a meeting at which all shareholders entitled to vote thereon were present and voting (to the fullest extent permitted by law). This includes written consent regarding issues that our board is not in favor of.

Adoption of this proposal can probably best be accomplished in a simple and straight-forward manner with clear and concise text of less than 100-words.

The 2011 proposal on this topic won 60% support. This proposal topic also won majority shareholder support at 13 major companies in 2010. This included 67%-support at both Allstate and Sprint. Hundreds of major companies enable shareholder action by written consent.

This proposal is particularly important because after we gave 67%-approval to enable 10% of shareholders to call a special meeting our management gave us a weak enablement to call a special meeting. Management upped the percentage to 25% of shareholders and the management text seemed to facilitate the revocation of requests for a special meeting. Plus management had the discretion to hold such a meeting via "remote communications."

The merit of this proposal should also be considered in the context of the opportunity for additional improvement in our company's 2011 reported corporate governance in order to make our company more competitive:

The Corporate Library, an independent investment research firm, rated our company "D" with "High Governance Risk," and "Very High Concern" regarding Executive Pay – $15 million for our CEO Ronald Sargent.

All our Named Executive Officers (NEOs) received stock options and restricted stock, both of which simply vest after time without performance conditions. In fact, our CEO received a mega-grant of 645,000 options worth $3.4 million. Also, our management replaced its Performance Share Program with a Long Term Cash Incentive Plan in 2010. Long-term cash does nothing to tie executive performance with long-term shareholder value.

Moreover, the cash plan incorporated the same annual targets used to determine annual pay, which means that executives were paid twice for the same goal. Furthermore, despite this replacement plan, NEOs received special performance shares in 2010 that covered two of the exact targets used in the annual plan.

Almost half of Staples' board had long-tenure of 12 and 25 years – independence concern. Three-fourths of our Executive Pay Committee had 18 to 25 years tenure and the final member was a CEO.

Our board was the only significant directorship for five of our directors. This could make it more difficult for these directors to challenge a Chairman and CEO with 12-years tenure.

Please encourage our board to respond positively to this proposal to initiate improved corporate governance to make our company more competitive:

Shareholder Action by Written Consent – Yes on 3.*


STAPLES
that was easy.

February 1, 2012

Via E-mail to shareholderproposals@sec.gov

U.S. Securities and Exchange Commission
Division of Corporation Finance
Office of Chief Counsel
100 F Street, N.E.
Washington, D.C. 20549

Re: Staples, Inc. Omission of Stockholder Proposal Submitted by John Chevedden Under SEC Rule 14a-8

Ladies and Gentlemen:

This letter is to inform you that Staples, Inc., a Delaware Corporation (the "Company"), intends to omit from its proxy statement and proxy to be filed and distributed in connection with its 2012 annual meeting of stockholders (the "Proxy Materials") a stockholder proposal and statement in support thereof (collectively, the "Proposal") that was submitted by John Chevedden, residing at ***FISMA & OMB Memorandum M-07-16*** (the "Proponent").

The Company respectfully requests that the staff of the Division of Corporation Finance (the "Staff") of the Securities and Exchange Commission (the "Commission") advise the Company that it will not recommend any enforcement action to the Commission if the Company omits the Proposal from its Proxy Materials.

Pursuant to Rule 14a-8(j) under the Securities Exchange Act of 1934, as amended, the Company is submitting electronically to the Commission this letter, the Proposal (attached as **Exhibit A** to this letter) and the additional notice of procedural deficiency that the Company sent to the Proponent on December 22, 2011, together with his response curing the procedural deficiency (attached as **Exhibit B** to this letter) and is concurrently sending a copy to the Proponent, no later than eighty calendar days before the Company intends to file its Proxy Materials with the Commission.

Basis for Exclusion

The Company intends to exclude the Proposal pursuant to Rule 14a-8(i)(9) and Rule 14a-8(i)(10) because the Proposal conflicts with a Company proposal and the Company has substantially implemented the Proposal.

Background

The Company received the Proposal on December 19, 2011 from Mr. Chevedden. The Proposal states as follows:

> "RESOLVED, Shareholders request that our board of directors undertake such steps as may be necessary to permit written consent by shareholders entitled to cast the minimum number of votes that would be necessary to authorize the action at a meeting at which all shareholders entitled to vote thereon were present and voting (to the fullest extent permitted by law). This includes written consent regarding issues that our board is not in favor of."

Currently, Article XI of the Company's Restated Certificate of Incorporation (the "Charter") prohibits the taking of stockholder action by written consent in lieu of a meeting.

Proposals similar to the Proposal were included in the Company's proxy materials for its 2010 and 2011 annual meetings. Following the outcome of the vote at the 2011 annual meeting, the Company's nominating and corporate governance committee met on several occasions to discuss the prior proposals and the support they received in both 2010 and 2011. Based on those discussions, the committee intends to recommend to the Company's board of directors that the Company present a management proposal at the 2012 annual meeting to allow stockholders to take action by written consent of the holders of outstanding common stock having not less than the minimum number of votes that would be necessary to authorize or take such action at a meeting at which all shares entitled to vote thereon were present and voted (the "Company Proposal").

The Company Proposal, if approved by a majority vote of the stockholders at the 2012 annual meeting, will amend the Company's Charter to provide for stockholder action by written consent and include certain related procedures for (i) requiring stockholders to notify the Company in advance of their intention to act by written consent and requesting that the Company's board of directors set a record date for the proposed written consent, and (ii) verifying any action taken by written consent. The Company's board of directors also intends to approve an amendment to the Company's by-laws, to be effective upon approval by the Company's stockholders of the Company Proposal, implementing procedures for stockholder action by written consent consistent with the amendment to the Charter.

The Company expects that the board of directors will authorize the Company Proposal to amend the Charter to allow for stockholder action by written consent at a meeting of the Company's board of directors currently scheduled for March 6, 2012. The Company will promptly notify the Staff and the Proponent following approval by the board of directors of the Company Proposal for inclusion in the Proxy Materials.

Analysis

The Proposal May Be Excluded Pursuant To Rule 14a-8(i)(9) Because The Proposal Will Directly Conflict With The Company Proposal To Be Submitted At The Company's 2012 Annual Meeting.

Rule 14a-8(i)(9) permits a registrant to exclude a stockholder proposal if the proposal "directly conflicts with one of the company's own proposals to be submitted to shareholders at the same meeting." The Commission has stated that for a stockholder proposal to directly conflict under Rule 14a-8(i)(9) it need not be "identical in scope or focus" to the company's proposal. Exchange Act Release No. 34-400018, n. 27 (May 21, 1998). Further, the Staff has consistently stated that, where submitting both proposals for a stockholder vote would "present alternative and conflicting decisions" that could confuse stockholders and could create "inconsistent and ambiguous results," the stockholder proposal may be excluded under Rule 14a-8(i)(9). *See Piedmont Natural Gas Co., Inc.* (Nov. 17, 2011); *The Home Depot, Inc.* (Mar. 29, 2011); *Fluor Corporation* (Jan. 25, 2011).

The Staff previously concurred with the exclusion of a stockholder proposal substantially identical to the Proposal where, as here, the company indicated its intention to submit a management proposal for a vote of stockholders that sought to amend the company's certificate of incorporation to permit stockholder action by written consent. *The Home Depot, Inc.* (March 29, 2011). Here, the facts are substantially similar to the facts in Home Depot. In both instances, the stockholder requested that the Company's board of directors take the necessary steps "to permit written consent by shareholders entitled to cast the minimum number of votes that would be necessary to authorize the action at a meeting at which all shareholders entitled to vote thereon were present and voting." In Home Depot, as is the case here, the board of directors intended to include a management proposal at the next annual meeting of stockholders that would amend the company's certificate of incorporation to permit stockholder action by written consent.

As in Home Depot, the Company believes that including both the Company Proposal and the Proposal in the Proxy Materials would be confusing to stockholders because the Company Proposal implements the action sought by the Proposal. Further, because the Company Proposal contains additional procedural requirements not contained in the Proposal, presenting both proposals would present alternative and conflicting decisions for stockholders and the voting results from the two proposals could be ambiguous and inconsistent.

Therefore, the Proposal is properly excludable under Rule 14a-8(i)(9) because the Company Proposal and the Proposal will directly conflict.

The Proposal May Be Excluded Pursuant To Rule 14a-8(i)(10) Because The Proposal Has Been Substantially Implemented.

Rule 14a-8(i)(10) permits a registrant to exclude a stockholder proposal if it has already "substantially implemented the proposal." The Commission stated in 1976 that the predecessor to Rule 14a-8(i)(10) was "designed to avoid the possibility of shareholders having to consider matters which have already been favorably acted upon by management." Exchange Act Release

No. 34-12598 (July 7, 1976). The Commission has stated that for a proposal to be moot under Rule 14a-8(i)(10), the proposal must be "substantially implemented by the issuer," it need not have been "fully effected." Exchange Act Release 34-2091 (Aug. 16 1983) (discussing Rule 14a-8(c)(10), the predecessor to Rule 14a-8(i)(10)).

The Staff has granted no action relief when a company has satisfied the essential objective of the proposal, even if the company (i) did not take the exact action requested by the proponent; (ii) did not implement the proposal in every detail; or (iii) exercised discretion in determining how to implement the proposal. *See, e.g. Exelon Corp.* (February 26, 2010); *McKesson Corporation* (April 8, 2011); *Anheuser-Busch Cos., Inc.* (January 17, 2007). Further, the Staff has consistently granted no-action relief under Rule 14a-8(i)(10) where, as here, a company intends to omit a stockholder proposal after the board of directors of the company has taken (or will take) action to approve the necessary amendments to their charter and/or by-laws to implement such proposal, and represented that such amendments would be submitted to a vote of stockholders (as applicable) at the next annual meeting. *See, e.g. Omnicom Group Inc.* (March 29, 2011); *McKesson Corporation* (April 8, 2011); *Sun Microsystems, Inc.* (Aug. 28, 2008) (in each case, granting no-action relief to a company that intended to omit from its proxy materials a stockholder proposal based on the actions by the company's board of directors to approve the amendments to the company's charter necessary to implement the stockholder proposal and recommend that the stockholders approve such amendments at the company's next annual meeting).

The Company has substantially implemented the Proposal because the Company Proposal will fulfill the essential objective of the Proposal, which is to permit stockholder action by written consent. Further, the Proposal requests that the board of directors take "such steps as may be necessary" to permit stockholder action by written consent. The Company's Charter currently only permits action by stockholders at a duly called annual or special meeting. Therefore, the Company needs to amend the Charter in order to implement the Proposal, but lacks unilateral authority to adopt the amendment to the Charter because Section 242 of the Delaware General Corporation Law requires board and stockholder action for such an amendment. Thus, the necessary steps that the Company's board of directors must take to substantially implement the Proposal are (x) adoption of a resolution by the Company's board of directors setting forth the proposed amendment to the Charter, declaring its advisability and calling a meeting of stockholders entitled to vote thereon, and (y) including the matter in the Company's Proxy Materials for a stockholder vote. The Company expects the board of directors to authorize the Company Proposal at its March 6, 2012 meeting and, following authorization by the board of directors of the Company Proposal, the Company will include the Company Proposal in its Proxy Materials.

The Proposal only requests that the Company's board of directors "take such steps as may be necessary," and the Company's board of directors will have taken such actions by the time the Proxy Materials are distributed. Therefore, the Company believes that it may exclude the Proposal from the Proxy Materials pursuant to Rule 14a-8(i)(10) because the Company will have substantially implemented the proposal.

Conclusion

For the reasons set forth above, the Company respectfully requests that it may properly omit the Proposal from the Company's Proxy Materials and requests the Staff to confirm that it will not recommend enforcement action to the Commission if the Proposal is omitted. Please do not hesitate to contact me at (508) 253-4013 or by email at mark.weiss@staples.com if you require additional information or wish to discuss this submission further.

Thank you for your attention to this matter.

Sincerely,

Mark A. Weiss
Vice President, Assistant General Counsel

Attachments

Exhibit A: Stockholder Correspondence
Exhibit B: Correspondence with the Proponent Regarding Procedural Deficiency

cc: John Chevedden (via email)

Exhibit A

JOHN CHEVEDDEN

FISMA & OMB Memorandum M-07-16 ***FISMA & OMB Memorandum M-07-16***

Mr. Ronald L. Sargent
Chairman
Staples Inc. (SPLS)
500 Staples Drive
Framingham, MA 01702
PH: 508-253-5000
FX: 508-253-8989

Dear Mr. Sargent,

I purchased stock and hold stock in our company because I believed our company has unrealized potential. I believe some of this unrealized potential can be unlocked by making our corporate governance more competitive. And this will be virtually cost-free and not require lay-offs.

This Rule 14a-8 proposal is respectfully submitted in support of the long-term performance of our company. This proposal is submitted for the next annual shareholder meeting. Rule 14a-8 requirements will be met including the continuous ownership of the required stock value until after the date of the respective shareholder meeting and presentation of the proposal at the annual meeting. This submitted format, with the shareholder-supplied emphasis, is intended to be used for definitive proxy publication.

In the interest of company cost savings and improving the efficiency of the rule 14a-8 process please communicate via email to ***FISMA & OMB Memorandum M-07-16***

Your consideration and the consideration of the Board of Directors is appreciated in support of the long-term performance of our company. Please acknowledge receipt of this proposal promptly by email to ***FISMA & OMB Memorandum M-07-16***

Sincerely,

John Chevedden — December 18, 2011
John Chevedden Date

cc: Kristin Campbell <Kristin.Campbell@Staples.com>
Corporate Secretary
FX: 508-253-7805
Cristina Gonzalez <cristina.gonzalez@Staples.com>
Phone: (508) 253-1845 | Fax: (508) 305-8071

[SPLS: Rule 14a-8 Proposal, December 18, 2011]

3* – Shareholder Action by Written Consent

RESOLVED, Shareholders request that our board of directors undertake such steps as may be necessary to permit written consent by shareholders entitled to cast the minimum number of votes that would be necessary to authorize the action at a meeting at which all shareholders entitled to vote thereon were present and voting (to the fullest extent permitted by law). This includes written consent regarding issues that our board is not in favor of.

Adoption of this proposal can probably best be accomplished in a simple and straight-forward manner with clear and concise text of less than 100-words.

The 2011 proposal on this topic won 60% support. This proposal topic also won majority shareholder support at 13 major companies in 2010. This included 67%-support at both Allstate and Sprint. Hundreds of major companies enable shareholder action by written consent.

This proposal is particularly important because after we gave 67%-approval to enable 10% of shareholders to call a special meeting our management gave us a weak enablement to call a special meeting. Management upped the percentage to 25% of shareholders and the management text seemed to facilitate the revocation of requests for a special meeting. Plus management had the discretion to hold such a meeting via "remote communications."

The merit of this proposal should also be considered in the context of the opportunity for additional improvement in our company's 2011 reported corporate governance in order to make our company more competitive:

The Corporate Library, an independent investment research firm, rated our company "D" with "High Governance Risk," and "Very High Concern" regarding Executive Pay – $15 million for our CEO Ronald Sargent.

All our Named Executive Officers (NEOs) received stock options and restricted stock, both of which simply vest after time without performance conditions. In fact, our CEO received a mega-grant of 645,000 options worth $3.4 million. Also, our management replaced its Performance Share Program with a Long Term Cash Incentive Plan in 2010. Long-term cash does nothing to tie executive performance with long-term shareholder value.

Moreover, the cash plan incorporated the same annual targets used to determine annual pay, which means that executives were paid twice for the same goal. Furthermore, despite this replacement plan, NEOs received special performance shares in 2010 that covered two of the exact targets used in the annual plan.

Almost half of Staples' board had long-tenure of 12 and 25 years – independence concern. Three-fourths of our Executive Pay Committee had 18 to 25 years tenure and the final member was a CEO.

Our board was the only significant directorship for five of our directors. This could make it more difficult for these directors to challenge a Chairman and CEO with 12-years tenure.

Please encourage our board to respond positively to this proposal to initiate improved corporate governance to make our company more competitive:

Shareholder Action by Written Consent – Yes on 3.*

Notes:
John Chevedden, ***FISMA & OMB Memorandum M-07-16*** sponsored this proposal.

Please note that the title of the proposal is part of the proposal.

*Number to be assigned by the company.

This proposal is believed to conform with Staff Legal Bulletin No. 14B (CF), September 15, 2004 including (emphasis added):

> Accordingly, going forward, we believe that it would not be appropriate for companies to exclude supporting statement language and/or an entire proposal in reliance on rule 14a-8(l)(3) in the following circumstances:
>
> • the company objects to factual assertions because they are not supported;
>
> • the company objects to factual assertions that, while not materially false or misleading, may be disputed or countered;
>
> • the company objects to factual assertions because those assertions may be interpreted by shareholders in a manner that is unfavorable to the company, its directors, or its officers; and/or
>
> • the company objects to statements because they represent the opinion of the shareholder proponent or a referenced source, but the statements are not identified specifically as such.
>
> ***We believe that it is appropriate under rule 14a-8 for companies to address these objections in their statements of opposition.***

See also: Sun Microsystems, Inc. (July 21, 2005).
Stock will be held until after the annual meeting and the proposal will be presented at the annual meeting. Please acknowledge this proposal promptly by email ***FISMA & OMB Memorandum M-07-16***


STAPLES
that was easy.

December 22, 2011

By Electronic Mail and UPS

Mr. John Chevedden

FISMA & OMB Memorandum M-07-16

Re: Staples, Inc. – Shareholder Proposal

Dear Mr. Chevedden:

Thank you for your letter and accompanying shareholder proposal for consideration at the 2012 annual meeting of shareholders of Staples, Inc. which we received on December 19, 2011.

In reviewing your shareholder proposal and accompanying letter, we noted that you have not proved your eligibility to submit a proposal to Staples, Inc. as required under Rule 14a-8 by providing evidence that you are the owner of the referenced securities for the requisite time period. According to Rule 14a-8(b)(2), you may prove your eligibility by submitting a written statement from the record holder (usually a bank or broker) of the securities verifying that, at the time you submitted your proposal, you continuously held the securities for at least one year. Attached for your reference is a copy of Rule 14a-8 of the Securities Exchange Act of 1934, as amended.

We welcome you to respond in writing to this letter and to remedy this apparent deficiency. As you may know, Rule14a-8(f) of the Securities Act of 1934, as amended, provides that you have fourteen (14) days from the date you receive this letter within which to respond.

Please contact me with any questions you may have about this letter. I may be reached at (508) 253-8648 or at jennifer.cooney@staples.com or, if I am unavailable, contact Mark Weiss at (508) 253-4013 or at mark.weiss@staples.com.

Sincerely,

Jennifer R. Cooney

Jennifer Cooney
Senior Counsel

Enclosure

Rule 14a-8 -- Proposals of Security Holders

This section addresses when a company must include a shareholder's proposal in its proxy statement and identify the proposal in its form of proxy when the company holds an annual or special meeting of shareholders. In summary, in order to have your shareholder proposal included on a company's proxy card, and included along with any supporting statement in its proxy statement, you must be eligible and follow certain procedures. Under a few specific circumstances, the company is permitted to exclude your proposal, but only after submitting its reasons to the Commission. We structured this section in a question-and- answer format so that it is easier to understand. The references to "you" are to a shareholder seeking to submit the proposal.

a. Question 1: What is a proposal? A shareholder proposal is your recommendation or requirement that the company and/or its board of directors take action, which you intend to present at a meeting of the company's shareholders. Your proposal should state as clearly as possible the course of action that you believe the company should follow. If your proposal is placed on the company's proxy card, the company must also provide in the form of proxy means for shareholders to specify by boxes a choice between approval or disapproval, or abstention. Unless otherwise indicated, the word "proposal" as used in this section refers both to your proposal, and to your corresponding statement in support of your proposal (if any).

b. Question 2: Who is eligible to submit a proposal, and how do I demonstrate to the company that I am eligible?

   1. In order to be eligible to submit a proposal, you must have continuously held at least $2,000 in market value, or 1%, of the company's securities entitled to be voted on the proposal at the meeting for at least one year by the date you submit the proposal. You must continue to hold those securities through the date of the meeting.

   2. If you are the registered holder of your securities, which means that your name appears in the company's records as a shareholder, the company can verify your eligibility on its own, although you will still have to provide the company with a written statement that you intend to continue to hold the securities through the date of the meeting of shareholders. However, if like many shareholders you are not a registered holder, the company likely does not know that you are a shareholder, or how many shares you own. In this case, at the time you submit your proposal, you must prove your eligibility to the company in one of two ways:

      i.The first way is to submit to the company a written statement from the "record" holder of your securities (usually a broker or bank) verifying that, at the time you submitted your proposal, you continuously held the securities for at least one year. You must also include your own written statement that you intend to continue to hold the securities through the date of the meeting of shareholders; or

      ii.The second way to prove ownership applies only if you have filed a Schedule 13D, Schedule 13G, Form 3, Form 4 and/or Form 5, or amendments to those documents or updated forms, reflecting your ownership of the shares as of or before the date on which the one-year eligibility period begins. If you have filed one of these documents with the SEC, you may demonstrate your eligibility by submitting to the company:

A. A copy of the schedule and/or form, and any subsequent amendments reporting a change in your ownership level;

B. Your written statement that you continuously held the required number of shares for the one-year period as of the date of the statement; and

C. Your written statement that you intend to continue ownership of the shares through the date of the company's annual or special meeting.

c. Question 3: How many proposals may I submit: Each shareholder may submit no more than one proposal to a company for a particular shareholders' meeting.

d. Question 4: How long can my proposal be? The proposal, including any accompanying supporting statement, may not exceed 500 words.

e. Question 5: What is the deadline for submitting a proposal?

1. If you are submitting your proposal for the company's annual meeting, you can in most cases find the deadline in last year's proxy statement. However, if the company did not hold an annual meeting last year, or has changed the date of its meeting for this year more than 30 days from last year's meeting, you can usually find the deadline in one of the company's quarterly reports on Form 10-Q, or in shareholder reports of investment companies under Rule 270.30d-1 of this chapter of the Investment Company Act of 1940. In order to avoid controversy, shareholders should submit their proposals by means, including electronic means, that permit them to prove the date of delivery.

2. The deadline is calculated in the following manner if the proposal is submitted for a regularly scheduled annual meeting. The proposal must be received at the company's principal executive offices not less than 120 calendar days before the date of the company's proxy statement released to shareholders in connection with the previous year's annual meeting. However, if the company did not hold an annual meeting the previous year, or if the date of this year's annual meeting has been changed by more than 30 days from the date of the previous year's meeting, then the deadline is a reasonable time before the company begins to print and send its proxy materials.

3. If you are submitting your proposal for a meeting of shareholders other than a regularly scheduled annual meeting, the deadline is a reasonable time before the company begins to print and send its proxy materials.

f. Question 6: What if I fail to follow one of the eligibility or procedural requirements explained in answers to Questions 1 through 4 of this section?

1. The company may exclude your proposal, but only after it has notified you of the problem, and you have failed adequately to correct it. Within 14 calendar days of receiving your proposal, the company must notify you in writing of any procedural or eligibility deficiencies, as well as of the time frame for your response. Your response must be postmarked, or transmitted electronically, no later than 14 days from the date you received the company's notification. A company need not provide you such notice of a deficiency if the deficiency cannot be remedied, such as if you fail to submit a proposal by the company's properly determined deadline. If the company intends to exclude the proposal, it will later have to make a submission under Rule 14a-8 and provide you with a copy under Question 10 below, Rule 14a-8(j).

2. *If you fail in your promise to hold the required number of securities through the date of the meeting of shareholders, then the company will be permitted to exclude all of your proposals from its proxy materials for any meeting held in the following two calendar years.*

g. Question 7: Who has the burden of persuading the Commission or its staff that my proposal can be excluded? Except as otherwise noted, the burden is on the company to demonstrate that it is entitled to exclude a proposal.

h. Question 8: Must I appear personally at the shareholders' meeting to present the proposal?

1. Either you, or your representative who is qualified under state law to present the proposal on your behalf, must attend the meeting to present the proposal. Whether you attend the meeting yourself or send a qualified representative to the meeting in your place, you should make sure that you, or your representative, follow the proper state law procedures for attending the meeting and/or presenting your proposal.

2. If the company holds it shareholder meeting in whole or in part via electronic media, and the company permits you or your representative to present your proposal via such media, then you may appear through electronic media rather than traveling to the meeting to appear in person.

3. If you or your qualified representative fail to appear and present the proposal, without good cause, the company will be permitted to exclude all of your proposals from its proxy materials for any meetings held in the following two calendar years.

i. Question 9: If I have complied with the procedural requirements, on what other bases may a company rely to exclude my proposal?

1. Improper under state law: If the proposal is not a proper subject for action by shareholders under the laws of the jurisdiction of the company's organization;

Not to paragraph (i)(1)

Depending on the subject matter, some proposals are not considered proper under state law if they would be binding on the company if approved by shareholders. In our experience, most proposals that are cast as recommendations or requests that the board of directors take specified action are proper under state law. Accordingly, we will assume that a proposal drafted as a recommendation or suggestion is proper unless the company demonstrates otherwise.

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2. Violation of law: If the proposal would, if implemented, cause the company to violate any state, federal, or foreign law to which it is subject;

Not to paragraph (i)(2)

Note to paragraph (i)(2): We will not apply this basis for exclusion to permit exclusion of a proposal on grounds that it would violate foreign law if compliance with the foreign law could result in a violation of any state or federal law.

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3. Violation of proxy rules: If the proposal or supporting statement is contrary to any of the Commission's proxy rules, including Rule 14a-9, which prohibits materially false or misleading statements in proxy soliciting materials;
4. Personal grievance; special interest: If the proposal relates to the redress of a personal claim or grievance against the company or any other person, or if it is designed to result in a benefit to you, or to further a personal interest, which is not shared by the other shareholders at large;
5. Relevance: If the proposal relates to operations which account for less than 5 percent of the company's total assets at the end of its most recent fiscal year, and for less than 5 percent of its net earning sand gross sales for its most recent fiscal year, and is not otherwise significantly related to the company's business;
6. Absence of power/authority: If the company would lack the power or authority to implement the proposal;
7. Management functions: If the proposal deals with a matter relating to the company's ordinary business operations;
8. Relates to election: If the proposal relates to a nomination or an election for membership on the company's board of directors or analogous governing body or a procedure for such nomination or election;
9. Conflicts with company's proposal: If the proposal directly conflicts with one of the company's own proposals to be submitted to shareholders at the same meeting.

Note to paragraph (i)(9)

Note to paragraph (i)(9): A company's submission to the Commission under this section should specify the points of conflict with the company's proposal.

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10. Substantially implemented: If the company has already substantially implemented the proposal;
11. Duplication: If the proposal substantially duplicates another proposal previously submitted to the company by another proponent that will be included in the company's proxy materials for the same meeting;

12. Resubmissions: If the proposal deals with substantially the same subject matter as another proposal or proposals that has or have been previously included in the company's proxy materials within the preceding 5 calendar years, a company may exclude it from its proxy materials for any meeting held within 3 calendar years of the last time it was included if the proposal received:

    i. Less than 3% of the vote if proposed once within the preceding 5 calendar years;

    ii. Less than 6% of the vote on its last submission to shareholders if proposed twice previously within the preceding 5 calendar years; or

    iii. Less than 10% of the vote on its last submission to shareholders if proposed three times or more previously within the preceding 5 calendar years; and

13. Specific amount of dividends: If the proposal relates to specific amounts of cash or stock dividends.

j. Question 10: What procedures must the company follow if it intends to exclude my proposal?

    1. If the company intends to exclude a proposal from its proxy materials, it must file its reasons with the Commission no later than 80 calendar days before it files its definitive proxy statement and form of proxy with the Commission. The company must simultaneously provide you with a copy of its submission. The Commission staff may permit the company to make its submission later than 80 days before the company files its definitive proxy statement and form of proxy, if the company demonstrates good cause for missing the deadline.

    2. The company must file six paper copies of the following:

        i. The proposal;

        ii. An explanation of why the company believes that it may exclude the proposal, which should, if possible, refer to the most recent applicable authority, such as prior Division letters issued under the rule; and

        iii. A supporting opinion of counsel when such reasons are based on matters of state or foreign law.

k. Question 11: May I submit my own statement to the Commission responding to the company's arguments?

    Yes, you may submit a response, but it is not required. You should try to submit any response to us, with a copy to the company, as soon as possible after the company makes its submission. This way, the Commission staff will have time to consider fully your submission before it issues its response. You should submit six paper copies of your response.

l. Question 12: If the company includes my shareholder proposal in its proxy materials, what information about me must it include along with the proposal itself?

    1. The company's proxy statement must include your name and address, as well as the number of the company's voting securities that you hold. However, instead of providing that information, the company may instead include a statement that it

will provide the information to shareholders promptly upon receiving an oral or written request.

2. The company is not responsible for the contents of your proposal or supporting statement.

m. Question 13: What can I do if the company includes in its proxy statement reasons why it believes shareholders should not vote in favor of my proposal, and I disagree with some of its statements?

1. The company may elect to include in its proxy statement reasons why it believes shareholders should vote against your proposal. The company is allowed to make arguments reflecting its own point of view, just as you may express your own point of view in your proposal's supporting statement.

2. However, if you believe that the company's opposition to your proposal contains materially false or misleading statements that may violate our anti- fraud rule, Rule 14a-9, *you should promptly send to the Commission staff and the company a* letter explaining the reasons for your view, along with a copy of the company's statements opposing your proposal. To the extent possible, your letter should include specific factual information demonstrating the inaccuracy of the company's claims. Time permitting, you may wish to try to work out your differences with the company by yourself before contacting the Commission staff.

3. We require the company to send you a copy of its statements opposing your proposal before it sends its proxy materials, so that you may bring to our attention any materially false or misleading statements, under the following timeframes:

   i.If our no-action response requires that you make revisions to your proposal or supporting statement as a condition to requiring the company to include it in its proxy materials, then the company must provide you with a copy of its opposition statements no later than 5 calendar days after the company receives a copy of your revised proposal; or

   ii.In all other cases, the company must provide you with a copy of its opposition statements no later than 30 calendar days before its files definitive copies of its proxy statement and form of proxy under Rule 14a-6.

P.O. BOX 770001
CINCINNATI, OH 45277-0045


NATIONAL
FINANCIAL

Post-it® Fax Note 7671	Date 1-4-12	# of pages ▶
To Jennifer Cooney	From John Chevedden	
Co./Dept.	Co.	
Phone #	Phone # ***FISMA & OMB Memorandum M-07-16***	
Fax # 508-305-8054	Fax #	

January 4, 2012

John R. Chevedden
Via facsimile to: ***FISMA & OMB Memorandum M-07-16***

To Whom It May Concern:

This letter is provided at the request of Mr. John R. Chevedden, a customer of Fidelity Investments.

Please accept this letter as confirmation that according to our records Mr. Chevedden has continuously owned no less than 200 shares of Staples, Inc. (CUSIP: 855030102, trading symbol: SPLS) and no less than 100 shares of Priceline, Inc. (CUSIP: 741503403, trading symbol: PCLN), since December 1, 2010. These shares are registered in the name of National Financial Services, LLC, a DTC participant (DTC number: 0226) and Fidelity affiliate.

I hope you find this information helpful. If you have any questions regarding this issue, please feel free to contact me by calling 800-800-6890 between the hours of 9:00 a.m. and 5:30 p.m. Eastern Time (Monday through Friday). Press 1 when asked if this call is a response to a letter or phone call; press *2 to reach an individual, then enter my 5 digit extension 27937 when prompted.

Sincerely,

George Stasinopoulos
Client Services Specialist

Our File: W377601-04JAN12


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